UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Auna S.A.
(Name of Issuer)

Class A Ordinary Shares, nominal value US$0.01 per share
(Title of Class of Securities)

L0415A103
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L0415A103	Page 2 of 12
1	NAMES OF REPORTING PERSONS
Enfoca Discovery 2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
32,029,016(1)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
32,029,016(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,029,016(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
51.6%(2)(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Consists of (i) 25,585,539 class B ordinary shares held of record by Enfoca Discovery 2, L.P. (“Enfoca Discovery 2” or the “Reporting Person”), (ii) 3,198,192 class B ordinary shares held of record by Enfoca Descubridor 1, Fondo de Inversión (“Enfoca Descubridor 1”), (iii) 3,198,192 class B ordinary shares held of record by Enfoca Descubridor 2, Fondo de Inversión (“Enfoca Descubridor 2”), (iv) 46,820 class B ordinary shares held of record by Enfoca Asset Management Ltd. (“Enfoca Asset Management”) and (v) 273 class B ordinary shares held of record by Enfoca Sociedad Administradora de Fondos de Inversión S.A. (“ESAFI” and, together with Enfoca Discovery 2, Enfoca Descubridor 1, Enfoca Descubridor 2 and Enfoca Asset Management, the “Enfoca Entities”). The Enfoca Entities are indirectly controlled by Jesús Zamora León (“Jesús Zamora”). Each class B ordinary share is convertible into one class A ordinary share (i) automatically upon any transfer that is not a permitted transfer in accordance with the Issuer’s articles of association or (ii) at any time at the option of the holder of such class B ordinary share.

(2)	Represents the quotient obtained by dividing (a) the number of class B ordinary shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 30,000,000 class A ordinary shares outstanding as of September 30, 2024, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of class B ordinary shares beneficially owned by the Reporting Person. The aggregate number of class B ordinary shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into class A ordinary shares only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Each class A ordinary share is entitled to one vote, and each class B ordinary share is entitled to 10 votes. The percentage reported does not reflect the 10 for one voting power of the class B ordinary shares because the class B ordinary shares are treated as converted into class A ordinary shares for the purpose of this report.

CUSIP No. L0415A103	Page 3 of 12
1	NAMES OF REPORTING PERSONS
Enfoca Descubridor 1, Fondo de Inversión
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Peru
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
32,029,016(1)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
32,029,016(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,029,016(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
51.6%(2)(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Consists of (i) 25,585,539 class B ordinary shares held of record by Enfoca Discovery 2, L.P. (“Enfoca Discovery 2”), (ii) 3,198,192 class B ordinary shares held of record by Enfoca Descubridor 1, Fondo de Inversión (“Enfoca Descubridor 1” or the “Reporting Person”), (iii) 3,198,192 class B ordinary shares held of record by Enfoca Descubridor 2, Fondo de Inversión (“Enfoca Descubridor 2”), (iv) 46,820 class B ordinary shares held of record by Enfoca Asset Management Ltd. (“Enfoca Asset Management”) and (v) 273 class B ordinary shares held of record by Enfoca Sociedad Administradora de Fondos de Inversión S.A. (“ESAFI” and, together with Enfoca Discovery 2, Enfoca Descubridor 1, Enfoca Descubridor 2 and Enfoca Asset Management, the “Enfoca Entities”). The Enfoca Entities are indirectly controlled by Jesús Zamora León (“Jesús Zamora”). Each class B ordinary share is convertible into one class A ordinary share (i) automatically upon any transfer that is not a permitted transfer in accordance with the Issuer’s articles of association or (ii) at any time at the option of the holder of such class B ordinary share.

(2)	Represents the quotient obtained by dividing (a) the number of class B ordinary shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 30,000,000 class A ordinary shares outstanding as of September 30, 2024, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of class B ordinary shares beneficially owned by the Reporting Person. The aggregate number of class B ordinary shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into class A ordinary shares only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Each class A ordinary share is entitled to one vote, and each class B ordinary share is entitled to 10 votes. The percentage reported does not reflect the 10 for one voting power of the class B ordinary shares because the class B ordinary shares are treated as converted into class A ordinary shares for the purpose of this report.

CUSIP No. L0415A103	Page 4 of 12
1	NAMES OF REPORTING PERSONS
Enfoca Descubridor 2, Fondo de Inversión
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Peru
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
32,029,016(1)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
32,029,016(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,029,016(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
51.6%(2)(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Consists of (i) 25,585,539 class B ordinary shares held of record by Enfoca Discovery 2, L.P. (“Enfoca Discovery 2”), (ii) 3,198,192 class B ordinary shares held of record by Enfoca Descubridor 1, Fondo de Inversión (“Enfoca Descubridor 1”), (iii) 3,198,192 class B ordinary shares held of record by Enfoca Descubridor 2, Fondo de Inversión (“Enfoca Descubridor 2” or the “Reporting Person”), (iv) 46,820 class B ordinary shares held of record by Enfoca Asset Management Ltd. (“Enfoca Asset Management”) and (v) 273 class B ordinary shares held of record by Enfoca Sociedad Administradora de Fondos de Inversión S.A. (“ESAFI” and, together with Enfoca Discovery 2, Enfoca Descubridor 1, Enfoca Descubridor 2 and Enfoca Asset Management, the “Enfoca Entities”). The Enfoca Entities are indirectly controlled by Jesús Zamora León (“Jesús Zamora”). Each class B ordinary share is convertible into one class A ordinary share (i) automatically upon any transfer that is not a permitted transfer in accordance with the Issuer’s articles of association or (ii) at any time at the option of the holder of such class B ordinary share.

(2)	Represents the quotient obtained by dividing (a) the number of class B ordinary shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 30,000,000 class A ordinary shares outstanding as of September 30, 2024, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of class B ordinary shares beneficially owned by the Reporting Person. The aggregate number of class B ordinary shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into class A ordinary shares only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Each class A ordinary share is entitled to one vote, and each class B ordinary share is entitled to 10 votes. The percentage reported does not reflect the 10 for one voting power of the class B ordinary shares because the class B ordinary shares are treated as converted into class A ordinary shares for the purpose of this report.

CUSIP No. L0415A103	Page 5 of 12
1	NAMES OF REPORTING PERSONS
Enfoca Asset Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
32,029,016(1)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
32,029,016(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,029,016(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
51.6%(2)(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Consists of (i) 25,585,539 class B ordinary shares held of record by Enfoca Discovery 2, L.P. (“Enfoca Discovery 2”), (ii) 3,198,192 class B ordinary shares held of record by Enfoca Descubridor 1, Fondo de Inversión (“Enfoca Descubridor 1”), (iii) 3,198,192 class B ordinary shares held of record by Enfoca Descubridor 2, Fondo de Inversión (“Enfoca Descubridor 2”), (iv) 46,820 class B ordinary shares held of record by Enfoca Asset Management Ltd. (“Enfoca Asset Management” or the “Reporting Person”) and (v) 273 class B ordinary shares held of record by Enfoca Sociedad Administradora de Fondos de Inversión S.A. (“ESAFI” and, together with Enfoca Discovery 2, Enfoca Descubridor 1, Enfoca Descubridor 2 and Enfoca Asset Management, the “Enfoca Entities”). The Enfoca Entities are indirectly controlled by Jesús Zamora León (“Jesús Zamora”). Each class B ordinary share is convertible into one class A ordinary share (i) automatically upon any transfer that is not a permitted transfer in accordance with the Issuer’s articles of association or (ii) at any time at the option of the holder of such class B ordinary share.

(2)	Represents the quotient obtained by dividing (a) the number of class B ordinary shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 30,000,000 class A ordinary shares outstanding as of September 30, 2024, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of class B ordinary shares beneficially owned by the Reporting Person. The aggregate number of class B ordinary shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into class A ordinary shares only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Each class A ordinary share is entitled to one vote, and each class B ordinary share is entitled to 10 votes. The percentage reported does not reflect the 10 for one voting power of the class B ordinary shares because the class B ordinary shares are treated as converted into class A ordinary shares for the purpose of this report.

CUSIP No. L0415A103	Page 6 of 12
1	NAMES OF REPORTING PERSONS
Enfoca Sociedad Administradora de Fondos de Inversión S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Peru
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
32,029,016(1)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
32,029,016(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,029,016(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
51.6%(2)(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Consists of (i) 25,585,539 class B ordinary shares held of record by Enfoca Discovery 2, L.P. (“Enfoca Discovery 2”), (ii) 3,198,192 class B ordinary shares held of record by Enfoca Descubridor 1, Fondo de Inversión (“Enfoca Descubridor 1”), (iii) 3,198,192 class B ordinary shares held of record by Enfoca Descubridor 2, Fondo de Inversión (“Enfoca Descubridor 2”), (iv) 46,820 class B ordinary shares held of record by Enfoca Asset Management Ltd. (“Enfoca Asset Management”) and (v) 273 class B ordinary shares held of record by Enfoca Sociedad Administradora de Fondos de Inversión S.A. (“ESAFI” or the “Reporting Person”, and, together with Enfoca Discovery 2, Enfoca Descubridor 1, Enfoca Descubridor 2 and Enfoca Asset Management, the “Enfoca Entities”). The Enfoca Entities are indirectly controlled by Jesús Zamora León (“Jesús Zamora”). Each class B ordinary share is convertible into one class A ordinary share (i) automatically upon any transfer that is not a permitted transfer in accordance with the Issuer’s articles of association or (ii) at any time at the option of the holder of such class B ordinary share.

(2)	Represents the quotient obtained by dividing (a) the number of class B ordinary shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 30,000,000 class A ordinary shares outstanding as of September 30, 2024, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of class B ordinary shares beneficially owned by the Reporting Person. The aggregate number of class B ordinary shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into class A ordinary shares only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Each class A ordinary share is entitled to one vote, and each class B ordinary share is entitled to 10 votes. The percentage reported does not reflect the 10 for one voting power of the class B ordinary shares because the class B ordinary shares are treated as converted into class A ordinary shares for the purpose of this report.

CUSIP No. L0415A103	Page 7 of 12
1	NAMES OF REPORTING PERSONS
Jesús Zamora León
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Peru
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
30,500
	6	SHARED VOTING POWER
32,029,016(1)
	7	SOLE DISPOSITIVE POWER
30,500
	8	SHARED DISPOSITIVE POWER
32,029,016(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,059,516(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
51.7%(2)(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Consists of (i) 25,585,539 class B ordinary shares held of record by Enfoca Discovery 2, L.P. (“Enfoca Discovery 2”), (ii) 3,198,192 class B ordinary shares held of record by Enfoca Descubridor 1, Fondo de Inversión (“Enfoca Descubridor 1”), (iii) 3,198,192 class B ordinary shares held of record by Enfoca Descubridor 2, Fondo de Inversión (“Enfoca Descubridor 2”), (iv) 46,820 class B ordinary shares held of record by Enfoca Asset Management Ltd. (“Enfoca Asset Management”) and (v) 273 class B ordinary shares held of record by Enfoca Sociedad Administradora de Fondos de Inversión S.A. (“ESAFI” and, together with Enfoca Discovery 2, Enfoca Descubridor 1, Enfoca Descubridor 2 and Enfoca Asset Management, the “Enfoca Entities”). The Enfoca Entities are indirectly controlled by Jesús Zamora León (“Jesús Zamora” or the “Reporting Person”). Each class B ordinary share is convertible into one class A ordinary share (i) automatically upon any transfer that is not a permitted transfer in accordance with the Issuer’s articles of association or (ii) at any time at the option of the holder of such class B ordinary share.

(2)	Represents the quotient obtained by dividing (a) the number of class A ordinary shares and class B ordinary shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 30,000,000 class A ordinary shares outstanding as of September 30, 2024, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of class B ordinary shares beneficially owned by the Reporting Person. The aggregate number of class B ordinary shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into class A ordinary shares only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Each class A ordinary share is entitled to one vote, and each class B ordinary share is entitled to 10 votes. The percentage reported does not reflect the 10 for one voting power of the class B ordinary shares because the class B ordinary shares are treated as converted into class A ordinary shares for the purpose of this report.

CUSIP No. L0415A103	Page 8 of 12

Item 1(a). Name of Issuer:

Auna S.A. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

6, rue Jean Monnet, L-2180 Luxembourg, Grand Duchy of Luxembourg

Item 2(a). Name of Person Filing

This Schedule 13G is being filed by (i) Enfoca Discovery 2, L.P., (ii) Enfoca Descubridor 1, Fondo de Inversión, (iii) Enfoca Descubridor 2, Fondo de Inversión, (iv) Enfoca Asset Management Ltd., (v) Enfoca Sociedad Administradora de Fondos de Inversión S.A. and (vi) Jesús Zamora León (each a “Reporting Person” and, collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b). Address of Principal Business Office or, if None, Residence:

•	The address of the principal business office of Enfoca Discovery 2, L.P. is Av. Jorge Basadre 310 Piso 7, San Isidro, Lima, 15073 Peru.

•	The address of the principal business office of Enfoca Descubridor 1, Fondo de Inversión is Av. Jorge Basadre 310 Piso 7, San Isidro, Lima, 15073 Peru.

•	The address of the principal business office of Enfoca Descubridor 2, Fondo de Inversión is Av. Jorge Basadre 310 Piso 7, San Isidro, Lima, 15073 Peru.

•	The address of the principal business office of Enfoca Asset Management Ltd. is Av. Jorge Basadre 310 Piso 7, San Isidro, Lima, 15073 Peru.

•	The address of the principal business office of Enfoca Sociedad Administradora de Fondos de Inversión S.A. is Av. Jorge Basadre 310 Piso 7, San Isidro, Lima, 15073 Peru.

•	The address of the principal business office of Jesús Zamora León is 6, rue Jean Monnet, L-2180 Luxembourg, Grand Duchy of Luxembourg.

Item 2(c). Citizenship:

See response to Item 4 on the cover page for each of the Reporting Person.

Item 2(d). Title of Class of Securities:

Class A Ordinary Shares, nominal value US$0.01 per share (the “class A shares”)

Item 2(e). CUSIP Number:

L0415A103

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

CUSIP No. L0415A103	Page 9 of 12
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

See response to Item 9 on the cover page for each of the Reporting Persons.

(b) Percent of Class:

See response to Item 11 on the cover page for each of the Reporting Persons.

(c) Number of Shares as to Which Such Person Has:

(i) Sole Power to Vote or to Direct the Vote:

See response to Item 5 on the cover page for each of the Reporting Persons.

(ii) Shared Power to Vote or to Direct the Vote:

See response to Item 6 on the cover page for each of the Reporting Persons.

(iii) Sole Power to Dispose or to Direct the Disposition of:

See response to Item 7 on the cover page for each of the Reporting Persons.

(iv) Shared Power to Dispose or to Direct the Disposition of:

See response to Item 8 on the cover page for each of the Reporting Persons.

Item 5. Ownership of Five Percent or Less of a Class.

As of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities: ☐.

CUSIP No. L0415A103	Page 10 of 12

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

The information set forth in Item 2 above is incorporated herein by reference.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. L0415A103	Page 11 of 12

EXHIBIT INDEX

Exhibit	Exhibit Description
Exhibit A	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

CUSIP No. L0415A103	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 2024

Enfoca Discovery 2, L.P.
By:	/s/ Jesús Zamora León
	Name:	Jesús Zamora León
	Title:	Authorized Representative

Enfoca Descubridor 1, Fondo de Inversión
By:	/s/ Jesús Zamora León
	Name:	Jesús Zamora León
	Title:	Authorized Representative

Enfoca Descubridor 2, Fondo de Inversión
By:	/s/ Jesús Zamora León
	Name:	Jesús Zamora León
	Title:	Authorized Representative

Enfoca Asset Management Ltd.
By:	/s/ Jesús Zamora León
	Name:	Jesús Zamora León
	Title:	Authorized Representative

Enfoca Sociedad Administradora de Fondos de Inversión S.A.
By:	/s/ Jesús Zamora León
	Name:	Jesús Zamora León
	Title:	Authorized Representative

Jesús Zamora León
/s/ Jesús Zamora León
Name:	Jesús Zamora León